EXHIBIT 23.1

Consent of Independent Registered
Public Accounting Firm

We consent to the incorporation by reference in this registration statement on Form S-3 of Media Sciences International, Inc. of our report dated August 4, 2004, except for the effects of the matter discussed in the fourth paragraph of Note 10, which are as of September 10, 2004, on our audit of the consolidated financial statements of Media Sciences International, Inc. as of and for the year ended June 30, 2004, which report is included in the Company’s Annual Report on Form 10-KSB for the year ended June 30, 2004. We also consent to the reference of our Firm under the caption “Experts.”

/s/ J.H. Cohn LLP

Roseland, New Jersey
January 28, 2005